

FOR IMMEDIATE RELEASE   **Media Contact:**   Mike MacMillan/Chris Sullivan
MacMillan Communications
212.473.4442
chris@macmillancom.com

VAN ECK® MERK® GOLD TRUST REACHES $100 MILLION IN ASSETS

*Investors recognize the benefits of physical gold exposure
and the ability to take delivery of gold if and when desired*

NEW YORK (April 14, 2016) – Van Eck Merk Gold Trust (NYSE Arca: OUNZ), launched in May 2014, has surpassed $100 million in assets under management.

"We increasingly see investors drawn to OUNZ not only for the simple ETF access it provides to gold, but also its unique feature that enables investors to take delivery of their gold," said Brandon Rakszawski, ETF Product Manager for VanEck.

"We are thrilled that our partnership with VanEck has been embraced by investors," said Axel Merk, President of Merk Investments, the sponsor of OUNZ. "Investors tell us OUNZ is exactly what they are looking for – a deliverable gold ETF to diversify their portfolio."

OUNZ seeks to provide investors with a convenient and cost-efficient way to buy and hold gold through an ETF while also giving investors the option, if they desire, to take physical delivery of the metal. OUNZ is the only ETF that provides its patented, physical gold delivery option.

While most OUNZ investors choose to hold their gold with OUNZ, some investors have elected the option of taking delivery of their gold at an address of their choice; deliveries for as little as one ounce may be requested. In February, OUNZ investors requested a total of 89 ounces for delivery. To make small deliveries possible, London Bars may be exchanged into other coins and bars at the time of delivery. Because investors own a pro-rata share of the gold held in OUNZ, taking delivery and/or exchanging the gold into other coins and bars is not a taxable event.

OUNZ is one of several gold-oriented offerings in the VanEck family of funds. These include Market Vectors® Gold Miners ETF (NYSE Arca: GDX), Market Vectors® Junior Gold Miners ETF (NYSE Arca: GDXJ) and the Van Eck International Investors Gold Fund (ticker: INIVX).

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The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

About VanEck
Founded in 1955, VanEck was among the first U.S. asset managers to help investors achieve greater diversification through global investing. Today, the firm continues this tradition by offering innovative investment choices in specialized asset classes such as hard assets, emerging markets, and precious metals including gold. VanEck offers a broad array of Market Vectors ETFs spanning broad-based and specialized asset classes, and is one of the largest providers of ETPs in the U.S and worldwide.

About Merk Investments
Merk is a leader in the currency asset class and a pioneer in providing uncorrelated returns and portfolio diversification through transparent no-load currency and gold funds. The Merk Funds may provide valuable diversification benefits. Merk White Papers and other primary research on the currency asset class and gold can be found at www.merkfunds.com. Aside from the Van Eck Merk Gold Trust, the Merk Funds® include: the Merk Hard Currency Fund® (MERKX), the Merk Asian Currency Fund® (MEAFX), and the Merk Absolute Return Currency Fund® (MABFX).

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Important Disclosures

This material must be preceded or accompanied by a prospectus. Before investing, you should carefully consider the Van Eck Merk Gold Trust's (the "Trust") investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting vaneck.com/ounz or calling 800-826-2333. Please read the prospectus carefully before you invest.

Please see www.merkgold.com/patent.html for more information on U.S. patent #8,626,641 granted to Merk pertaining to the delivery process for OUNZ.

London Bars: a gold bar meeting the specifications for weight, dimensions, fineness (or purity), identifying marks and appearance of gold bars set forth in "The Good Delivery Rules for Gold and Silver Bars" published by the London Bullion Market Association ("LBMA").

ETF: exchange-traded fund

This press release does not constitute legal or tax advice. Please read the prospectus and consult with your tax adviser for tax related questions pertaining to OUNZ.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location. Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Diversification does not assure profit nor protect against loss.

Investing involves substantial risk and high volatility, including possible loss of principal. An investor should consider the investment objective, risks, charges and expenses of GDX, GDXJ, and INIVX carefully before investing. To obtain a prospectus and summary prospectus, which contain this and other information, call 800.826.2333 or visit vaneck.com. Please read the [prospectus](#) and [summary prospectus](#) carefully before investing.


Van Eck Securities Corporation, Distributor for GDX, GDXJ, and INIVX
666 Third Avenue, New York, NY 10017
